UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of September 2010

EXFO Inc.

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signature
Business Acquisition Report
Auditor's Report
Consolidated Balance Sheets of NetHawk Oyj for the Year Ended December 31, 2009
Consolidated Statements of Earnings and Comprehensive Income (Loss) of NetHawk Oyj for the Year Ended December 31, 2009
Consolidated Statements of Retained Earnings and Contributed Surplus of NetHawk Oyj for the Year Ended December 31, 2009
Consolidated Statements of Cash Flows of NetHawk Oyj for the Year Ended December 31, 2009
Notes to Consolidated Financial Statements of NetHawk Oyj for the Year Ended December 31, 2009
Unaudited Pro Forma Consolidated Statement of Earnings of EXFO Inc. for the Year Ended August 31, 2009
Unaudited Pro Forma Consolidated Statement of Earnings of EXFO Inc. for the Six Months Ended February 28, 2010
Notes to Unaudited Pro Forma Consolidated Financial Statements of EXFO Inc.

On September 13, 2010, EXFO Inc., a Canadian corporation, filed a Business Acquisition Report following the acquisition of NetHawk Oyj pursuant to Canadian legislation. This report on Form 6-K sets forth the Business Acquisition Report Form relating to EXFO’s filing of its Business Acquisition Report in Canada.

The Business Acquisition Report Form contains material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: September 13, 2010

EXFO Inc.
FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of the Company

EXFO Inc.
400 Godin Avenue
Quebec City (Quebec)
G1M 2K2

1.2	Executive Officer

For further information, please contact:

Pierre Plamondon, CA
Vice-President, Finance
Chief Financial Officer
EXFO Inc.
(418) 683-0211

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On March 12, 2010, the company acquired 91% of the issued and outstanding common shares of NetHawk Oyj. Headquartered in Oulu, Finland, NetHawk Oyj was a privately held company providing 2G, 3G and 4G/LTE protocol analyzers and simulators aimed mostly at network equipment manufacturers and wireless network operators.

On March 15, 2010, the company made a voluntary offer to purchase the remaining issued and outstanding shares; this offer expired on April 30, 2010. Simultaneously, the company entered into a statutory procedure under the Finnish Companies Act to acquire the remaining issued and outstanding common shares by which it acquired the remaining of the issued and outstanding common shares that were not tendered under the voluntary offer.

2.2	Date of Acquisition

The date of acquisition for accounting purposes was March 12, 2010.

2.3	Consideration

Total consideration was comprised of a cash consideration of €37,264,000 (US$51,139,000), including estimated acquisition-related costs of US$2,842,000, or €25,121,000 (US$34,438,000), excluding acquired cash of NetHawk Oyj of €12,143,000 (US$16,701,000) at the acquisition date, plus a cash contingent consideration of up to €8,700,000 (US$12,000,000) based on certain sales volume of NetHawk Oyj over the next three years. The cash contingent consideration will be accounted for as additional goodwill when the amounts of any contingent consideration can be reasonably estimated and the outcome of the contingency is resolved. Acquisition-related costs include an amount of US$780,000 for a statutory transfer tax payable in Finland based on the purchase price of shares.

The company used cash and short-term investments to finance this acquisition.

2.4	Effect on Financial Position

The acquisition of NetHawk Oyj was accounted for using the purchase method, whereby the purchase price was allocated to the net assets acquired based on their estimated fair value as of the date of acquisition. The allocation of the purchase price is preliminary. The unallocated balance of the purchase price was allocated to goodwill. Other than the resulting impact of the acquisition on the company’s consolidated balance sheet and the statement of earnings, the company does not foresee, as a result of this acquisition, any material changes in its business affairs or the affairs of the acquired business which may have a significant effect on the results of operations and financial position of the company.

2.5	Prior Valuations

Not applicable

2.6	Parties to Transaction

The acquisition of NetHawk Oyj did not involve an informed person, associate or affiliate of EXFO Inc.

2.7	Date of Report

September 13, 2010

Item 3	Financial Statements

The following financial statements are included in the Business Acquisition Report:

•	Audited consolidated financial statements of NetHawk Oyj for the year ended December 31, 2009;

•	Unaudited pro forma consolidated statement of earnings of EXFO Inc. (formerly EXFO Electro-Optical Engineering Inc.) for the year ended August 31, 2009;

•	Unaudited pro forma consolidated statement of earnings of EXFO Inc. for the six months ended February 28, 2010.

AUDITOR'S REPORT

To the Stockholders and Board of Directors
NetHawk Oyj

We have audited the consolidated balance sheets of NetHawk Oyj as of December 31, 2009 and 2008 and the consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Ernst & Young Oy
Authorized Public Accountant Firm
Oulu, Finland
August 25, 2010

NetHawk Oyj
Consolidated Balance Sheets

(in thousands of euros)

	As at December 31,

	2009	2008
Assets

Current assets
Cash	€11,125	€5,122
Short-term investments	10	10
Accounts receivable (note 5)
Trade	8,319	9,396
Other	1,368	1,311
Forward exchange contracts (note 5)	–	8
Income taxes recoverable	5	10
Inventories (note 6)	1,705	1,899
Prepaid expenses	387	265
Future income taxes (note 15)	455	374

	23,374	18,387

Fixed assets (note 7)	2,073	2,211

Future income taxes (note 15)	147	64

Intangible assets (note 8)	1,225	2,338

Goodwill (notes 3 and 8)	4,386	4,386

	€31,205	€27,394
Liabilities

Current liabilities
Accounts payable and accrued liabilities	€3,915	€4,719
Forward exchange contracts (note 7)	18	–
Current portion of long-term debt (note 10)	448	58
Future income taxes (note 15)	15	16
Deferred revenue	2,836	2,178

	7,232	6,971

Future income taxes (note 15)	163	345

Long-term debt (note 10)	1,344	–

	8,739	7,316

Commitments (note 9)

Shareholders’ equity

Share capital (note 11)	98	97
Share premium (restricted equity)	3,006	2,988
Legal reserve (restricted equity)	3	3
Contributed surplus	1,874	1,809
Retained earnings	17,485	15,181

	22,466	20,078

	€31,205	€27,394

On behalf of the Board
/s/ Hannu Huttunen	/s/ Katri Tahkola
HANNU HUTTUNEN	KATRI TAHKOLA
CEO	CFO

NetHawk Oyj
Consolidated Statements of Earnings and Comprehensive Income (Loss)

(in thousands of euros, except share and per share data)

	Years ended December 31,

	2009	2008

Sales (note 16)	€28,509	€26,928

Cost of sales	7,059	7,021

Gross margin	21,450	19,907

Operating expenses
Selling and administrative (1)	10,133	10,925
Net research and development (note 14)	6,853	8,285
Amortization of fixed assets	1,108	991
Amortization of intangible assets	1,091	1,109
Impairment of goodwill (note 3)	–	1,736

Total operating expenses	19,185	23,046

Earnings (loss) from operations	2,265	(3,139)

Net interest income	9	60
Gain of disposal of other assets (note 14)	–	254
Foreign exchange gain (loss)	(182)	(92)

Earnings (loss) before income taxes	2,092	(2,917)

Income taxes (note 15)
Current	176	226
Future	(388)	(484)

	(212)	(258)

Net earnings (loss) and comprehensive income (loss) for the year	€2,304	€(2,659)

Basic net earnings (loss) per share	€0.09	€(0.10)

Diluted net earnings (loss) per share	€0.08	€(0.10)

Basic weighted average number of shares outstanding (000’s) (note 12)	27,023	26,939

Diluted weighted average number of shares outstanding (000’s) (note 12)	27,745	26,939

(1)	Includes stock-based compensation expenses of €169 and €65 for the years ended December 31, 2008 and 2009, respectively.

NetHawk Oyj
Consolidated Statements of Retained Earnings and Contributed Surplus

(in thousands of euros)

Retained earnings
	Years ended December 31,

	2009	2008

Balance - Beginning of the year	€15,181	€17,840

Add (deduct)
Net earnings (loss) for the year	2,304	(2,659)

Balance - End of the year	€17,485	€15,181

Contributed surplus
	Years ended December 31,

	2009	2008

Balance - Beginning of the year	€4,456	€1,392

Add (deduct)
Stock-based compensation costs	65	169
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 11)	(313)	(97)
Share premium (note 11)	18	2,992

Balance - End of the year	€4,226	€4,456

NetHawk Oyj
Consolidated Statements of Cash Flows

(in thousands of euros)

	Years ended December 31,

	2009	2008

Cash flows from operating activities
Net earnings (loss) for the year	€2,304	€(2,659)
Add (deduct) items not affecting cash
Stock-based compensation costs	65	169
Amortization	2,199	2,100
Deferred revenue	658	118
Government grants	12	(282)
Gain on disposal of capital assets	(1)	(3)
Impairment of goodwill	–	1,736
Future income taxes	(388)	(484)
Other expenses without cash impact	187	633
Change in unrealized foreign exchange gain/loss	127	(11)

	5,163	1,317

Change in non-cash operating items
Accounts receivable	1,077	(760)
Income taxes	(12)	13
Inventories	21	(308)
Prepaid expenses	(179)	368
Accounts payable and accrued liabilities	(463)	(587)

	5,607	43

Cash flows from investing activities
Proceeds from disposal and maturity of short-term investments	–	1,935
Additions to capital assets	(860)	(1,148)
Net proceeds from disposal of capital assets	3	3

	(857)	790

Cash flows from financing activities
Withdrawals of long-term debt	2,240	–
Repayment of long-term debt	(506)	(195)
Withdrawals of short-term debt	–	500
Repayment of short-term debt	(500)	–
Exercise of stock options	19	17

	1,253	322

Change in cash	6,003	1,155

Cash – Beginning of the year	5,122	3,967

Cash – End of the year	€11,125	€5,122

Supplementary information
Interest paid	€143	€150
Income taxes recovered	€(188)	€(213)

NetHawk Oyj
Notes to Consolidated Financial Statements

(tabular amounts in thousands of euros, except share and per share data and as otherwise noted)

1.	Basis of Presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

2.	Significant Accounting Policies

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the fair value of financial instruments, the allowance for doubtful accounts receivable, the provision for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the valuation allowance for future income taxes, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. Actual results could differ from those estimates.

Reporting currency

The measurement and reporting currency of the company is the euro.

Foreign currency translation

Foreign currency transactions

Transactions denominated in currencies other than the measurement currency are translated into the relevant measurement currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Foreign exchange gains and losses arising from such translation are reflected in the statements of earnings.

Integrated foreign operations

The financial statements of integrated foreign operations are remeasured in the measurement currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market value, in which case they are remeasured at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Foreign exchange gains and losses arising from such remeasurement are reflected in the statements of earnings.

Derivatives

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. The company has not applied hedge accounting during the financial periods 2008 or 2009 while the company’s forward exchange contracts do not qualify for hedge accounting. The company’s forward exchange contracts are recorded at fair value in the balance sheet, and changes in their fair value are reported in statements of earnings.

The fair value of derivatives is determined by third-party financial institutes in Finland. Derivatives valued using common valuation techniques with market-observable inputs include only foreign exchanged contracts.

NetHawk Oyj
Notes to Consolidated Financial Statements

(tabular amounts in thousands of euros, except share and per share data and as otherwise noted)

Inventories

Inventories are valued on an average cost basis, at the lower of cost and net realizable value.

Fixed assets

Fixed assets are recorded at cost, less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives as follows:

Term

Equipment	3 to 10 years
Leasehold improvements	The lesser of useful life and remaining lease term

Intangible assets, goodwill and amortization

Intangible assets primarily include the cost of core technology and software, net of accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of three to five years for software.

Goodwill represents the excess of the purchase price of acquired businesses over the fair value of net identifiable assets acquired. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is usually determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value, and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the fair value of its net identifiable assets.

The company performs its annual impairment test at the second half of fiscal year for its cash-generating units.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that cost may not be recoverable. Impairment exists when the carrying amount/value of an asset or group of assets is greater than the undiscounted future cash flows expected to be provided by the asset or group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. The company assesses fair value of long-lived assets based on discounted future cash flows.

Leases

Leases in which risks and rewards incidental to ownership are not transferred to the lessee are classified as operating leases. Lease payments related to them are recognized as other income in the statements of earnings on a straight-line basis.

Revenue recognition

Revenue from the sale of goods is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable. The revenue recognized does not include amounts collected on behalf of a third party, such as value-added tax.

NetHawk Oyj
Notes to Consolidated Financial Statements

(tabular amounts in thousands of euros, except share and per share data and as otherwise noted)

For products in which software is not incidental, revenues are separated into two categories: product and maintenance revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. Maintenance contracts generally include the right to unspecified upgrades and enhancements on a when-and-if available basis and ongoing customer support. Maintenance revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

Maintenance is sold as separately priced or as a part of the product price. When maintenance price is not separated from product price, maintenance revenue part is calculated from the total price with the same principle as it would have been separately priced, and then recognized over the terms of the maintenance contracts on a straight-line basis.

Sales receivables and other receivables are initially recognized at the fair value of the consideration received. Possible credit losses are recorded as expenses.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grant.

Research and development expenses

All expenses related to research, as well as development activities that do not meet generally accepted criteria for capitalization deferral are expensed as incurred, net of related grants. Development expenses that meet generally accepted criteria for capitalization deferral are capitalized net of related grants, and are amortized against earnings over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third parties.

As at December 31, 2009, the company has not deferred any development costs.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry forward of unused tax losses and deductions, using substantively enacted income tax rates expected to be in effect for the years in which the assets are expected to be realized or the liabilities to be settled.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Earnings per share

Basic earnings per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

NetHawk Oyj
Notes to Consolidated Financial Statements

(tabular amounts in thousands of euros, except share and per share data and as otherwise noted)

Stock-based compensation costs

The company accounts for stock-based compensation on stock options, using the fair value-based method. Stock-based compensation costs are amortized to expense over the vesting periods.

New accounting standards and pronouncements

Adopted in fiscal 2009

In February 2008, the Canadian Institute of Chartered Accountants (CICA) issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company adopted this new standard on January 1, 2009, and its adoption had no material effect on its consolidated financial statements.

In June 2009, the CICA amended section 3862, "Financial Instruments − Disclosures", to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments apply to fiscal years ending after September 30, 2009, with early adoption permitted. The company has adopted these amendments on January 1, 2009, and their adoption had no significant impact on its consolidated financial statements.

To be adopted after fiscal 2009

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after September 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. The company has not yet determined the impact that adopting this standard will have on its consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should the company decide to adopt one of these three new sections earlier, it must adopt all three at the same date.

In December 2009, the CICA’s EIC issued Abstract No.175 (“EIC-175”), “Multiple Deliverable Revenue Arrangements”, which will be applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, “Revenue Arrangements with Multiple Deliverables”, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. The company is currently evaluating the impact of adopting EIC-175 on its consolidated financial statements.

NetHawk Oyj
Notes to Consolidated Financial Statements

(tabular amounts in thousands of euros, except share and per share data and as otherwise noted)

3.	Impairment of Goodwill

The company performs its annual impairment test for goodwill at the second half of its fiscal year.

The impairment test performed in fiscal 2008 resulted in an impairment loss of € 1,736,000 for the company’s simulator’s unit. Main reason for impairment was downturn in the market. The fair value of the group of the tested assets was determined on the basis of the third party valuation by a Finnish investment bank.

In fiscal 2009, no impairment of goodwill was identified.

4.	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development, and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

The company defines its capital as shareholders’ equity.

The capital of the company amounted to €22,466,000 as at December 31, 2009 and €20,078,000 as at December 31, 2008.

5.	Financial Instruments

Classification of financial assets and liabilities

Category	Financial assets/liabilities	Valuation method
Financial assets and liabilities held for trading	Foreign exchange contracts	Fair value
Available-for-sale financial assets (unquoted equity shares)	Short-term investments	Fair value
Loans and receivables	All the other financial assets	Amortized cost
Other liabilities	All the other financial liabilities	Amortized cost

Market risk

Currency risk

The principal measurement currency of the company is the euro. The company is exposed to currency risks as a result of its export sales in US dollars. These risks are partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars).

As at December 31, 2009, the company held contracts to sell US dollars for euros at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

January 2010 to December 2010	€ 929	1.4406

NetHawk Oyj
Notes to Consolidated Financial Statements

(tabular amounts in thousands of euros, except share and per share data and as otherwise noted)

The fair value of forward exchange contracts, which represents the amount that the company would receive or pay to settle the contracts based on the forward exchange rate at period end, amounted to net losses of €18,000 as at December 31, 2009 and were recorded in forward exchange in the current liabilities in the balance sheet (net gains of €8,000 as at December 31, 2008 recorded in forward exchange contracts in current assets in the balance sheet).

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at December 31, 2009:

Carrying/nominal amount (in thousands of US dollars)
Financial assets
Cash	€1,560
Accounts receivable	2,935
4,495
Financial liabilities
Accounts payable and accrued liabilities	771
Forward exchange contracts	18
789
Net exposure	€3,706

The period-end value of the US dollar compared to the euro was US$1.4406 = €1.00 as at December 31, 2009.

The following sensitivity analysis summarizes the effect that a change in the value of the euro (compared to US dollar) on financial assets and liabilities denominated in US dollars, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at December 31, 2009:

•	An increase (decrease) of 10% in the period-end value of the euro compared to the US dollar would decrease (increase) net earnings by €371,000 or €0.01 per diluted share.

Interest rate risk

The company has only minor interest rate risks through its interest-bearing long-term debt. Interest of the long-term debt is fixed at 2.95%. Therefore, the company considers the interest rate risks through its interest-bearing long-term debt to be nominal. The fair value of the long-term debt is €87,000 lower than its carrying value.

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable and accounts payable are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value).

Short-term investments are minor and the company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable.

NetHawk Oyj
Notes to Consolidated Financial Statements

(tabular amounts in thousands of euros, except share and per share data and as otherwise noted)

For the years ended December 31, 2009 and 2008, one customer represented more than 10% of global sales with 31.7% (€9,200,000) and 33.6% (€9,300,000), respectively.

The following table summarizes the age of trade accounts receivable as at December 31 2009:

Current	€5,858
Past due, 0 to 30 days	930
Past due, 31 to 60 days	955
Past due, more than 60 days	576
Total accounts receivable	€8,319

Write-off of uncollectible accounts receivable amounted to €29,000 for years ended December 31, 2009.

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following table summarizes the contractual maturity of the company’s financial liabilities as at December 31, 2009:

	0-12 months	13-24 months	25-36 months	Over 36 months

Long-term debt	€448	€448	€448	€448
Accounts payable and accrued liabilities	3,915	–	–	–
Forward exchange contracts	18	–	–	–

Total	€4,381	€448	€448	€448

As at December 31, 2009, the company had €11,135,000 in cash and short-term investments, and €8,319,000 in accounts receivable.

6.	Inventories

	As at December 31,

	2009	2008

Raw materials	€1,640	€1,840
Finished goods	65	59

	€1,705	€1,899

The cost of sales comprised the amount of inventory recognized as an expense during the reporting periods.

Inventory write-down amounted to €388,605 and €172,888 for the years ended December 31, 2008 and 2009, respectively.

NetHawk Oyj
Notes to Consolidated Financial Statements

(tabular amounts in thousands of euros, except share and per share data and as otherwise noted)

7.	Fixed Assets

	As at December 31,

	2009		2008

	Cost	Accumulated amortization	Cost	Accumulated amortization

Equipment	€5,663	€3,624	€4,959	€2,768
Leasehold improvements	56	22	30	10

	5,719	€3,646	4,989	€2,778
Less:
Accumulated amortization	3,646		2,778

	€2,073		€2,211

8.	Intangible Assets and Goodwill

Intangible assets

	As at December 31,

	2009		2008

	Cost	Accumulated amortization	Cost	Accumulated amortization

Core technology	€1,418	€1,178	€1,418	€604
Software	2,475	1,490	2,778	1,254

	3,893	€2,668	4,196	€1,858
Less:
Accumulated amortization	2,668		1,858

	€1,225		€2,338

Additions to intangible assets for the years ended December 31, 2009 and 2008 amounted to € nil and €493,000, respectively.

Goodwill

Changes in the carrying value of goodwill are as follows:

	As at December 31,

	2009	2008

Balance – Beginning of the year	€4,386	€6,122
Impairment loss	–	(1,736)

Balance – End of the year	€4,386	€4,386

NetHawk Oyj
Notes to Consolidated Financial Statements

(tabular amounts in thousands of euros, except share and per share data and as otherwise noted)

9.	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through March 2015. As at December 31, 2009, minimum rental expenses of these operating leases for the next five years will amount to €1,155,000 in 2010, €989,000 in 2011, €181,000 in 2012, €107,000 in 2013, €108,000 in 2014 and €27,000 for 2015. Total commitments for these operating leases amount to €2,567,000.

10.	Long-Term Debt

	As at December 31,

	2009	2008

Loan collateralized by a company business mortgage, bearing interest at 2.95%, repayable in semi-annual installments of € 223,950, maturing in 2013	€1,792	€–

Less: current portion	(448)	–

	€1,344	€–

As at December 31, 2009, minimum principal repayments required in each of the next four years will amount to €447,900 in 2010, €447,900 in 2011, €447,900 in 2012 and €447,900 in 2013.

11.	Share Capital

The following table summarizes the share capital activity since December 31, 2007:

	Number	Amount

Balance as at December 31, 2007	26,870,512	€344,029

Exercise of stock options	73,416	264
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	96,829

Balance as at December 31, 2008	26,943,928	441,122

Exercise of stock options	296,191	987
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	313,058

Balance as at December 31, 2009	27,240,119	€755,167

NetHawk Oyj
Notes to Consolidated Financial Statements

(tabular amounts in thousands of euros, except share and per share data and as otherwise noted)

12.	Earnings per Share

The following table summarizes the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended December 31,

	2009	2008

Basic weighted average number of shares outstanding (000’s)	27,023	26,939
Plus dilutive effect of:
Stock options (000’s)	722	915

Diluted weighted average number of shares outstanding (000’s)	27,745	27,854

Stock options excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	670	670

For the year ended December 31, 2008, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

13.	Stock-Based Compensation Plans

Stock Options

The exercise price of stock options granted is the market price of the common shares on the date of grant.

The following table summarizes stock option activity since December 31, 2007:

	Years ended December 31,

	2009		2008

	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of the year	2,198,583	€1.11	2,685,343	€1.16
Exercised	(274,612)	0.07	(93,563)	0.18
Forfeited	(28,000)	1.22	(89,697)	1.99
Expired	(43,589)	0.09	(303,500)	1.57

Outstanding – End of the year	1,852,382	€1.29	2,198,583	€1.11

Exercisable – End of the year	1,515,382	€1.30	1,461,188	€0.73

The intrinsic value of stock options exercised during fiscal 2008 and 2009 was €99,900 and €324,100, respectively.

Expected forfeitures are immaterial to the company and are not reflected in the table above.

NetHawk Oyj
Notes to Consolidated Financial Statements

(tabular amounts in thousands of euros, except share and per share data and as otherwise noted)

The following table summarizes information about stock options as at December 31, 2009:

	Stock options outstanding			Stock options exercisable

Exercise price (€)	Number	Intrinsic value	Weighted average remaining life time	Number	Intrinsic value	Weighted average remaining life time

0.0036	168,500	€210	3.0 years	168,500	€210	3.0 years
0.4445	82,813	67	0.7 year	82,813	67	0.7 year
0.5333	593,741	426	3.8 years	593,741	426	3.8 years
1.2150	337,000	12	2.5 years	–	–	–
1.7866	76,828	–	4.9 years	76,828	–	4.9 years
2.5000	593,500	–	1.2 year	593,500	–	1.2 year

	1,852,383	€715	2.5 years	1,515,382	€703	2.5 years

14.	Other Disclosures

Net research and development expenses

Net research and development expenses comprise the following:

	Years ended December 31,

	2009	2008

Gross research and development expenses	€8,107	€9,590
Government grants	(1,254)	(1,305)

	€6,853	€8,285

Gain/losses on the financial instruments

In 2008 the company received a gain of €254,000 from the sale of an available-for-sale investment.

Government grants

Finnish technology organization TEKES is funding Finnish companies’ technology, research and innovations. TEKES contribution is presented as a reduction of research and development expenses in the statements of earnings.

Pension plans

Pension arrangements of the company have been carried out on the basis of the legislation and practices related to pension provision in the country in question. Payments made for the defined contribution plans are recognized in the statements of earnings in the period which they relate to. In Finland, the company has arranged personnel's pension security through an external pension insurance company. During the years ended December 31, 2008 and 2009, the company recorded expenses of €1,331,000 and €1,539,000 respectively, for its defined contributions plans in the statements of earnings

NetHawk Oyj
Notes to Consolidated Financial Statements

(tabular amounts in thousands of euros, except share and per share data and as otherwise noted)

15.	Income Taxes

The reconciliation of the income tax provision calculated using the statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended December 31,

	2009	2008

Earnings (loss) before income taxes	€2,092	€(2,917)

Income tax provision at the statutory income tax rate (26%)	544	(758)
Effect of tax rates of foreign subsidiaries	35	31
Taxes for prior years	(17)	27
Non-deductible expenses	184	576
Utilization of previously unrecognized future income tax assets	(988)	(148)
Recognition of previously unrecognized future income tax assets	–	(84)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	30	98

	€(212)	€(258)

Significant components of the company’s future income tax assets and liabilities are as follows:

	As at December 31,

	2009	2008

Future income tax assets
Long-lived assets	€147	€64
Provisions and accruals	87	64
Research and development expenses	289	153
Losses carried forward	3,554	4,377

	4,077	4,658

Valuation allowance	(3,475)	(4,220)

	602	438

Future income tax liabilities
Provisions and accruals	(15)	(16)
Long-lived assets	(163)	(345)

	(178)	(361)

Future income tax assets, net	€424	€77

Net future income tax assets (liabilities) are classified for consolidated balance sheet purposes as follows:

	2009	2008

Current assets	455	374
Long-term assets	147	64
Current liabilities	(15)	(16)
Long-term liabilities	(163)	(345)

	424	77

NetHawk Oyj
Notes to Consolidated Financial Statements

(tabular amounts in thousands of euros, except share and per share data and as otherwise noted)

The following table summarizes the year of expiry of the tax losses as at December 31, 2009:

Year of expiry	Finland	United States

2012	€1,766	€–
2013	5,620	–
2014	3,399	–
2015	2,202	–
2017	3	–
2018	376	–
2020	–	233

	€13,366	€233

16.	Segment Information

Sales to external customers by geographic region are detailed as follows:

	Years ended December 31,

	2009	2008

Europe, Middle-East and Africa	€11,414	€12,118
Americas	9,978	9,963
Asia	7,127	4,847

	€28,509	€26,928

Long-lived assets by geographic region are detailed as follows:

	As at December 31,

	2009			2008

	Fixed assets	Intangible assets	Goodwill	Fixed assets	Intangible assets	Goodwill

Europe, Middle-East and Africa	€1,257	€1,195	€4,386	€1,363	€2,318	€4,386
Americas	320	23	–	518	8	–
Asia	496	7	–	330	12	–

	€2,073	€1,225	€4,386	€2,211	€2,338	€4,386

EXFO Inc.
Unaudited Pro Forma Consolidated Statement of Earnings
for the Year Ended August 31, 2009

(in thousands of US dollars, except share and per share data)

	EXFO Inc. Year ended August 31, 2009	NetHawk Oyj Twelve months ended September 30, 2009	Pro forma adjustments	note 2	Pro forma Year ended August 31, 2009
		(note 1)

Sales	$172,878	$40,101	$(2,143)	(iii)	$210,836
Cost of sales	66,892	9,973	–		76,865
Gross margin	105,986	30,128	(2,143)		133,971

Operating expenses
Selling and administrative	63,808	14,074	–		77,882
Net research and development	27,698	8,836	–		36,534
Amortization of property, plant and equipment	4,607	1,439	–		6,046
Amortization of intangible assets	5,067	2,146	1,396	(i),(ii)	8,609
Restructuring charges	1,171	–	–		1,171
Impairment of goodwill	21,713	1,643	(1,643)	(iv)	21,713
Total operating expenses	124,064	28,138	(247)		151,955
Earnings (loss) from operations	(18,078)	1,990	(1,896)		(17,984)

Interest income	597	72	(530)	(v)	139
Foreign exchange gain (loss)	1,157	(112)	–		1,045

Earnings (loss) before income taxes	(16,324)	1,950	(2,426)		(16,800)

Income tax expense (recovery)	261	(199)	(164)	(vi)	(102)

Net earnings (loss) for the period	$(16,585)	$2,149	$(2,262)		$(16,698)

Basic and diluted net loss per share	$(0.27)				$(0.27)

Basic weighted average number of shares outstanding (000's)	61,845				61,845

Diluted weighted average number of shares outstanding (000's)	61,845				61,845

EXFO Inc.
Unaudited Pro Forma Consolidated Statement of Earnings
for the Six Months Ended February 28, 2010

(in thousands of US dollars, except share and per share data)

	EXFO Inc. Six months ended February 28, 2010	NetHawk Oyj Six months ended December 31, 2009	Pro forma adjustments	note 2	Pro forma Six months ended February 28, 2010
		(note 1)

Sales	$99,670	$21,276	$–		$120,946
Cost of sales	38,071	5,007	–		43,078
Gross margin	61,599	16,269	–		77,868

Operating expenses
Selling and administrative	32,280	7,298	–		39,578
Net research and development	17,082	5,116	–		22,198
Amortization of property, plant and equipment	2,603	803	–		3,406
Amortization of intangible assets	2,971	750	1,021	(i),(ii)	4,742
Total operating expenses	54,936	13,967	1,021		69,924
Earnings from operations	6,663	2,302	(1,021)		7,944

Interest income (expenses)	(118)	12	(54)	(v)	(160)
Foreign exchange loss	(2,146)	(30)	–		(2,176)

Earnings before income taxes	4,399	2,284	(1,075)		5,608

Income tax expense (recovery)	2,911	(103)	(16)	(vi)	2,792

Net earnings for the period	$1,488	$2,387	$(1,059)		$2,618

Basic net earnings per share	$0.03				$0.05

Diluted net earnings per share	$0.02				$0.05

Basic weighted average number of shares outstanding (000's)	59,406				59,406

Diluted weighted average number of shares outstanding (000's)	60,325				60,325

EXFO Inc.
Notes to Unaudited Pro Forma Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except as otherwise noted)

1	Basis of Presentation

The unaudited pro forma consolidated statements of earnings of EXFO Inc. (the company) have been prepared to give effect to the acquisition of NetHawk Oyj. For accounting purposes, the date of acquisition of NetHawk Oyj is March 12, 2010.

On March 12, 2010, the company acquired 91% of the issued and outstanding common shares of NetHawk Oyj. Headquartered in Oulu, Finland, NetHawk Oyj was a privately owned company providing 2G, 3G and 4G/LTE protocol analyzers and simulators aimed mostly at network equipment manufacturers and wireless network operators.

On March 15, 2010, the company made a voluntary offer to purchase the remaining issued and outstanding shares; this offer expired on April 30, 2010. Simultaneously, the company entered into a statutory procedure under the Finnish Companies Act by which it acquired the remaining of the issued and outstanding common shares that were not tendered under the voluntary offer.

Total consideration was comprised of a cash consideration of €37,264,000 (US$51,139,000), including estimated acquisition-related costs of US$2,842,000, or €25,121,000 (US$34,438,000), excluding NetHawk Oyj’s cash of €12,143,000 (US$16,701,000) at the acquisition date, plus a cash contingent consideration of up to €8,700,000 (US$12,000,000) based on certain sales volume of NetHawk Oyj over the next three years. The cash contingent consideration will be accounted for as additional goodwill when the amounts of any contingent consideration can be reasonably estimated and the outcome of the contingency is resolved. Acquisition-related costs include an amount of US$780,000 for a statutory transfer tax payable in Finland based on the purchase price of shares.

The unaudited pro forma consolidated statement of earnings for the year ended August 31, 2009 has been prepared by the management of EXFO Inc. and, due to the different fiscal-year periods, combines the audited consolidated statement of earnings of EXFO Inc. for the year ended August 31, 2009 and the unaudited consolidated statement of earnings of NetHawk Oyj for the twelve months ended September 30, 2009, to comply with regulatory requirements regarding pro forma financial statements.

The unaudited pro forma consolidated statement of earnings for the six months ended February 28, 2010 have been prepared by the management of EXFO Inc. and, due to the different fiscal-year periods, combine the unaudited consolidated statement of earnings of EXFO Inc. for the six months ended February 28, 2010 and the unaudited consolidated statement of earnings of NetHawk Oyj for the six months ended December 31, 2009, to comply with the regulatory requirements regarding pro forma financial statements.

The unaudited consolidated statements of earnings of NetHawk Oyj used to prepare the unaudited pro forma consolidated statements of earnings do not conform to the audited consolidated financial statements of NetHawk Oyj included elsewhere in the Business Acquisition Report.  NetHawk Oyj’s unaudited consolidated statements of earnings have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada.

The unaudited pro forma consolidated statement of earnings for the year ended August 31, 2009 include results of NetHawk Oyj for the three-month period from July to September 2009, which are also included in the unaudited  pro forma consolidated statement of earnings for the six months ended February 28, 2010. The following table summarizes the NetHawk results included in the pro forma consolidated statements of earnings for the overlapping period:

Three months ended September 30, 2009

Sales	$8,762
Gross margin	$6,593
Operating expenses	$6,059
Net earnings	$86

EXFO Inc.
Notes to Unaudited Pro Forma Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except as otherwise noted)

The pro forma adjustments are based on available information, estimates and certain assumptions that the company believes are reasonable and are described in the accompanying notes to the unaudited pro forma consolidated financial statements.

The unaudited consolidated statement of earnings of NetHawk Oyj for the twelve months ended September 30, 2009 has been translated in US dollars at an average rate of €1.00 = US$1.3493 for that period; the unaudited consolidated statement of earnings of NetHawk Oyj for the six months ended December 31, 2009 has been translated in US dollars at an average rate of €1.00 = US$1.4543 for that period.

2	Significant Assumptions and Adjustments

(i)
The acquisition of NetHawk Oyj was be accounted for using the purchase method under the Canadian Institute of Chartered Accountants Handbook Section 1581, “Business Combinations” and the requirements of Section 1600, “Consolidated Financial Statements”.

In the preparation of these pro forma consolidated statements of earnings, the purchase price has been allocated on a preliminary basis to the fair value of the net assets acquired, based on management best estimates and taking into account all relevant information available at the time these statements were prepared. Upon the completion of the purchase price allocation, actual amounts for the fair values of the net assets acquired could differ materially from those reflected in pro forma consolidated financial statements. Assets and liabilities susceptible to change upon the finalization of the purchase price allocation mainly consist of intangible assets, goodwill, deferred revenue and future income taxes.

(ii)
The fair value of acquired intangible assets is estimated at US$17,712,000 based on a preliminary fair value report prepared by external valuators. Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of five years.

(iii)
The carrying value of deferred revenue is decreased by US$2,143,000 to reflect their estimated fair value as at the acquisition date. Corresponding adjustment have been made to the sales for the year ended August 31, 2009.

(iv)	Impairment of goodwill of NetHawk Oyj on pre-acquisition goodwill has been eliminated.

(v)
Interest income has been reduced to consider the use of short-term investments to fund the acquisition. Interest rates of 1.48% and 0.3% have been used to reduce interest income for the year ended August 31, 2009 and for the six months ended February 28, 2010, respectively. These rates represent the estimated interest rate of EXFO’s short-term investments for the reporting periods.

(vi)
The income tax effect of the reduction of interest income has been calculated at income tax rates of 31% and 30% for the year ended August 31, 2009 and the six months ended February 28, 2010, respectively. These rates represent the statutory income tax rates of EXFO for the reporting periods.